Exhibit 99.1

Hello Everyone,

My name is Abigail Thomas from the acquisitions team here at Masterworks.

We are so excited to present xPxoxlxlxox xFxrxixtxox, our largest offering to date, by the art market sensation, Jean-Michel Basquiat.

Basquiat is widely considered to be one of the most important artists of the late 20th century. Throughout his career, Basquiat explored themes of race, identity, and social commentary by combining street art, graffiti, and fine art.

To this day Basquiat’s unique style and artistic vision remain unparalleled, as his groundbreaking works continue to leave a massive impact on the art world.

Basquiat’s market has continued to explode, with a 33.1% Annual Record Price Growth rate based on data from 1984-2022. What’s more, Basquiat currently holds one of the top auction records for any American artist, with an astonishing sale price of $110.5 million made in 2017.

Executed in 1982, the large-scale Painting brings together key elements of the artist’s influential style, including direct references to popular culture and a pithy use of language. Basquiat’s iconic crown can also be spotted on the top left corner of the canvas, a motif that can be found in many of his top-selling works.

So why do we like this painting? Three Big Reasons:

One: As of June 7, 2023, Basquiat has the 3rd highest Sharpe Ratio of any artist we track at 1.55. This is nearly triple that of the S&P 500.

Two: Since our acquisition of xPxoxlxlxox xFxrxixtxox, a similar work by Basquiat sold for over $67 million, joining the 4 other Basquiat works to break $50 million. We believe the strong performance of this comp may bolster the investment value of our offering.

Three: In May 2022, an untitled painting by Basquiat, executed the same year as xPxoxlxlxox xFxrxixtxox—sold for $85 million at Phillips, New York.

Thank you for joining us, and we look forward to introducing you to this sensational work by Basquiat.